April 11, 2008
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore
Division of Corporation Finance

Re:	Nuance Communications, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed on November 29, 2007
Form 10-Q for the Quarterly Period Ended December 31, 2007
Filed February 11, 2008
File No. 000-27038
Ladies and Gentleman:
     I am writing to respond to the follow-up questions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter addressed to me dated March 11, 2008 concerning the above-referenced filings. The Company received comments from the Staff by letter dated January 31, 2008, and Wilson Sonsini Goodrich and Rosati, Professional Corporation, responded on the Company’s behalf by letter dated February 21, 2008.
     For your convenience, we have repeated your comments below in italic type before each of our responses.
Form 10-K for the year ended September 30, 2007 filed November 29, 2007
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 59
1.     We note in your response to our prior comment no. 3 that for bundled software arrangements accounted for under SOP 97-2, you have established vendor-specific objective evidence (VSOE) of post-contract support (PCS) and professional services training based on prices charged when such elements are sold separately using the bell-shaped curve method by analyzing renewal rates for PCS and the prices charged in separate sales for professional services and training. We also note in your response that based on these analyses, you have determined that such pricing is sufficiently clustered within an appropriate range. Clarify whether you include stated future renewal rates for PCS in your bundled software arrangements and if so, tell us what percentage of your customers actually renewed at these stated rates. Additionally, clarify what your appropriate range is for establishing VSOE of PCS and professional services and training.
The Company advises the Staff that in a number of bundled software arrangements, the Company has included a stated future renewal rate of post-contract support (PCS) generally equaling the Company’s vendor-specific objective evidence (VSOE) of maintenance. The Company has not separately tracked renewals of customers who have stated renewal rates. Rather, the Company evaluates the appropriateness of VSOE on an annual basis by analyzing separate sales of PCS (which includes renewals), professional service and training. The Company has determined that a range of 20% above and below the median price is appropriate.
Capitalized Patent Defense Costs, page 62
2.     We note in your response to our prior comment no. 5 that based on the Company’s belief, VoiceSignal would have been found to infringe upon the Company’s patents and the a liability was effectively recorded on VoiceSignal’s ending balance sheet. While we note that it was the Company’s belief that VoiceSignal would have been found to infringe upon the Company’s patents, clarify whether VoiceSignal’s management believe that they would have been found to infringe upon the Company’s patents. In this regard, clarify whether VoiceSignal recorded a contingent liability related to this lawsuit as of the date of the acquisition by the Company. If VoiceSignal had not recorded a contingent liability related to this lawsuit, tell us why you believe that effectively recording this liability on VoiceSignal’s balance sheet at the time of the acquisition was appropriate. Also, tell us over what period you are amortizing the $1.4 million intangible asset.
The Company advises the Staff that VoiceSignal’s management did not believe that they would have been found to infringe upon the Company’s patents, accordingly, VoiceSignal had not recorded a contingent liability relating to this lawsuit.
During the Company’s review of the beginning balance sheet of VoiceSignal, the Company recorded the fair value of this liability, based on the Company’s assessment of the probability of its success in the litigation, and the estimated settlement value of the litigation. In consolidation of VoiceSignal’s resultant beginning balance into the Company’s accounts, the contingent liability on VoiceSignal’s accounts was netted against the capitalized defense costs on the Company’s books. The Company supplementally advises the Staff that in connection with its accounting for this matter, the Company has reviewed the provisions of EITF04-1: “Accounting for Preexisting Relationships between the Parties to a Business Combination,” in particular Issue 5 which asks “whether it is appropriate for an acquirer to recognize a settlement gain in conjunction with the effective settlement of a lawsuit....in a business combination.” Paragraph 7 of EITF04-1 states that a settlement gain or loss should be recognized in conjunction with the effective settlement of a lawsuit, at fair value. The Company notes that this conclusion in

EITF04-1 is further support to the provisions of SFAS No. 141, as well as to the Company’s accounting, in that the Company effectively recognized a gain which first reduced the capitalized patent defense costs, and the residual capitalized patent defense costs of $1.4 million was reclassified as an intangible asset which is amortized on a straight-line basis over the period from the date of acquisition through March 22, 2011, the earliest of the expiration dates of the four patents which were the subject of the litigation.
Form 10-Q for the quarterly period ended December 31, 2007 filed February 11, 2008
Item 4. Controls and Procedures
Evaluation of disclosure controls and procedures, page 48
3.     We note your disclosure that your Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that you record, process, summarize and report the information to be disclosed that it files or submits under the Securities Exchange Act of 1934 within the time periods specified in the Securities Exchange Commission’s rules and forms. This reference is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act and does not include the complete definition of disclosure controls and procedures. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported within the time period specified in the Commission’s rule and forms” and to ensure that “information required to be disclosed by an issuer...is accumulated and communicated to the issuer’s management...as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports pursuant to Rule 13a-15(e) of the Exchange Act.
The Company recognizes that our disclosure controls and procedures must meet all of the requirements of Rule 13a-15(e) and we hereby confirm that our disclosure controls and procedures for the relevant time period met all of the requirements of the rule. We will expand our disclosure on controls and procedures in future filings to read as follows:
Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”)) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure on controls and procedures are effective to meet the requirements of Rule 13a-15 under the Exchange Act.
General
4.     As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, please provide these acknowledgments, in writing, that includes a signature of a representative of the Company.
As requested by the Commission, the Company hereby acknowledges the following:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (781) 565-5000 with any further questions or comments you may have.

Sincerely,
/s/ James R. Arnold
James R. Arnold, Jr.
Senior Vice President and Chief Financial Officer